                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                            PARKER DRILLING COMPANY
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.16 2/3 PER SHARE
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                         (Title of Class of Securities)

                                  701081 10 1
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                 (CUSIP Number)

                 BERNARD J. DUROC-DANNER, ENERGY VENTURES, INC.
 5 POST OAK PARK, SUITE 1760, HOUSTON, TEXAS 77027-3415, TEL. NO. (713) 297-8400
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               SEPTEMBER 14, 1996
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                              Page 1 of 6 Pages

- -----------------------------------------------                                   ------------------------------------------------
|        CUSIP NO. 701081 10 1                |                 13 D              |              Page 2 of 6 Pages               |
- -----------------------------------------------                                   ------------------------------------------------

- ----------------------------------------------------------------------------------------------------------------------------------
                     NAME OF REPORTING PERSONS
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          1
                     Energy Ventures, Inc., a Delaware corporation.
                     ID# 04-2515019
- ----------------------------------------------------------------------------------------------------------------------------------
                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a)  [ ]
          2
                                                                                                                      (b)  [ ]
- ----------------------------------------------------------------------------------------------------------------------------------
                     SEC USE ONLY
          3

- ----------------------------------------------------------------------------------------------------------------------------------
                     SOURCE OF FUNDS

          4          OO

- ----------------------------------------------------------------------------------------------------------------------------------
                     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          5                                                                                                                [ ]
- ----------------------------------------------------------------------------------------------------------------------------------
                     CITIZENSHIP OR PLACE OF ORGANIZATION
          6
                     Delaware
- ----------------------------------------------------------------------------------------------------------------------------------
                                     SOLE VOTING POWER
                               7
                                     3,571,429 shares*
                         ---------------------------------------------------------------------------------------------------------
         NUMBER OF                   SHARED VOTING POWER
           SHARES              8
        BENEFICIALLY                 -0-
           OWNED         ---------------------------------------------------------------------------------------------------------
          BY EACH                 SOLE DISPOSITIVE POWER
         REPORTING             9
           PERSON                    3,571,429 shares*
            WITH         ---------------------------------------------------------------------------------------------------------
                                     SHARED DISPOSITIVE POWER
                               10
                                     -0-
- ----------------------------------------------------------------------------------------------------------------------------------
                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11
                     3,571,429 shares*
- ----------------------------------------------------------------------------------------------------------------------------------
                     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         12                                                                                                                [ ]
                     N/A
- ----------------------------------------------------------------------------------------------------------------------------------
                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13          5.18%*

- ----------------------------------------------------------------------------------------------------------------------------------
                     TYPE OF REPORTING PERSON

         14          CO
- ----------------------------------------------------------------------------------------------------------------------------------

*        See Item 5(a) of this Schedule 13D.


                               Page 2 of 6 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

ITEM 1.  SECURITY AND ISSUER

The equity securities to which this statement relates are the common stock, par value $0.16 2/3 per share (the "Common Stock"), of Parker Drilling Company, a Delaware corporation ("Parker"). Parker's principal executive offices are located at Eight East Third Street, Tulsa, Oklahoma 74103.

ITEM 2.  IDENTITY AND BACKGROUND

This statement is being filed by Energy Ventures, Inc., a Delaware corporation ("EVI"). EVI is an international supplier of oilfield equipment and contract drilling services. The address of its principal business and its principal office is 5 Post Oak Park, Suite 1760, Houston, Texas 77027. Attached to this statement as Schedule I is a list of directors and executive officers of EVI and the business address, citizenship and principal occupation or employment of each director and executive officer (including the name, principal business and address of any corporation or organization at which their employment is conducted). During the last five years, neither EVI nor any of the persons listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which EVI or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 14, 1996, EVI and Parker entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") providing for the purchase by Parker from EVI of all of the outstanding capital stock of Mallard Bay Drilling, Inc., a Louisiana corporation and wholly owned subsidiary of EVI (the "Purchase"). As part of the consideration for the Purchase, EVI will receive a number of shares of Parker's Series D convertible preferred stock, par value $1.00 per share (the "Series D Preferred Stock"), to be determined pursuant to the terms of the Stock Purchase Agreement. Such shares will have an aggregate value, determined pursuant to the terms of the Stock Purchase Agreement, of $25,000,000. Each share of Series D Preferred Stock will automatically convert into 100 shares of Common Stock upon an amendment of Parker's Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock, which amendment is to be effected prior to January 31, 1997.

The closing of the Stock Purchase Agreement is subject to certain conditions, including the completion of necessary financing by Parker, which is expected to occur prior to December 31, 1996, the receipt of all required regulatory approvals and the expiration or termination of all waiting periods (and extensions thereof) under the Hart-Scott-Rodino Act. Although there can be no assurance that the Stock Purchase Agreement will close, EVI currently anticipates that the Purchase will be consummated shortly after the completion of Parker's financing and the receipt of the required regulatory approvals.

The foregoing description of the Stock Purchase Agreement is a summary and is qualified in its entirety by reference to such agreement filed as Exhibit 7.1 hereto, which is incorporated into this Item 3 by reference.





                               Page 3 of 6 Pages

ITEM 4.  PURPOSE OF TRANSACTION

The securities which EVI may acquire pursuant to the Stock Purchase Agreement will be acquired as partial consideration for the Purchase pursuant to the Stock Purchase Agreement described in Item 3 to this Schedule 13D; such description is incorporated into this Item 4 by reference. Such description is qualified in its entirety by reference to the Stock Purchase Agreement filed as
Exhibit 7.1 to this Schedule 13D and incorporated into this Item 4 by reference.

         The Series D Preferred Stock and the Common Stock issuable upon the conversion thereof are being acquired by EVI for investment purposes. It is contemplated that EVI will be provided with registration rights with respect to the shares of Common Stock issuable to it on conversion of the Series D Preferred Stock. Although EVI has no current agreements or understandings for the disposition of such shares of Common Stock, subject to market conditions and other factors, EVI currently anticipates that such shares will be disposed by it pursuant to such registration rights at sometime in the future in one or more transactions.

         Parker has invited Bernard Duroc-Danner, President and Chief Executive Officer of EVI, to serve as a director of Parker following the closing of the Purchase and Mr. Duroc-Danner has indicated his willingness to accept such offer.

         Except as contemplated by the Stock Purchase Agreement, the terms of the Series D Preferred Stock and as otherwise described in this Schedule 13D, neither EVI nor any of the persons named in Schedule I hereto has any current plans or proposals with respect to (i) the acquisition or disposition of any securities of Parker, (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Parker or any of its subsidiaries, (iii) any sale or transfer of a material amount of assets of Parker or any of its subsidiaries, (iv) any change in the present board of directors or management of Parker, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,
(v) any material change in the present capitalization or dividend policy of Parker, (vi) any other material change in Parker's business or corporate structure, (vii) any changes in Parker's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Parker by any person, (viii) causing a class of securities of Parker to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) any class of equity securities of Parker becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a)     AMOUNT OF SHARES OWNED

                 As of the date of this statement, EVI may be deemed to beneficially own an aggregate of 3,571,429 shares of Common Stock, all of which represent the right to acquire Common Stock upon the closing of the Stock Purchase Agreement and the automatic conversion of the Series D Preferred Stock. According to information contained in the Stock Purchase Agreement, EVI may be deemed to beneficially own shares that represent 5.18% of the outstanding Common Stock as of September 14, 1996.

                 The number of shares that EVI may be deemed to beneficially own was computed by dividing $25,000,000, the aggregate value (as determined by the Stock Purchase Agreement) of the shares of Series D Preferred Stock that EVI is to receive upon the closing of the Stock Purchase Agreement, by $7, the





                               Page 4 of 6 Pages
                 average of the high and low trading prices of the Common Stock on Monday, September 16, 1996, as reported by the New York Stock Exchange.


                 To the knowledge of EVI, no person named in Schedule I under
                 Item 2 beneficially owned shares of the Common Stock as of September 14, 1996.

         (b)     NUMBER OF SHARES AS TO WHICH EVI HAS:

                 As of the date hereof, EVI has no right to vote any of the shares of Series D Preferred Stock or Common Stock issuable on conversion thereof. Once issued, EVI will have the sole power to vote and dispose of the shares of Series D Preferred Stock to be issued to it and the shares of Common Stock issuable upon the conversion thereof.

         (c) Except as described in this Item 5, EVI has not effected any transactions with respect to the Common Stock during the past 60 days.

                 To the knowledge of EVI, no person named in Schedule I under
                 Item 2 has effected any transactions with respect to the Common Stock during the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

EVI is a party to the Stock Purchase Agreement described in Item 3 of this
Schedule 13D; such description is incorporated in this Item 6 by reference. Such description is qualified in its entirety by reference to the Stock Purchase Agreement filed as Exhibit 7.1 to this Schedule 13D and incorporated into this Item 6 by reference.

At the closing of the Stock Purchase Agreement, EVI and Parker will enter into a Registration Rights Agreement (the "Registration Rights Agreement"). Such agreement will grant to EVI the right on one occasion to require Parker to register shares of the Common Stock held by EVI for sale under the Securities Act of 1933 (the "Securities Act") and on an unlimited basis (at any time within three years of the date of the Registration Rights Agreement) to register such shares for sale under the Securities Act by including such shares in any registration statement proposed to be filed by Parker with the Securities and Exchange Commission. The Registration Rights Agreement also will provide that in connection with any such registration, Parker will indemnify EVI against, and provide contribution with respect to, certain liabilities, including liabilities incurred under the Securities Act. The foregoing description of the Registration Rights Agreement is a summary and is qualified in its entirety by reference to the form of such agreement filed as
Exhibit 7.2 hereto, which is incorporated into this Item 6 by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         7.1 Stock Purchase Agreement dated September 14, 1996, by and among Parker Drilling Company and Energy Ventures, Inc.
         7.2 Form of Registration Rights Agreement between Parker Drilling Company and Energy Ventures, Inc.





                               Page 5 of 6 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 24, 1996            ENERGY VENTURES, INC.



                                      By:         /s/ JAMES G. KILEY
                                           -------------------------------------
                                                      James G. Kiley
                                                    Vice President and
                                                 Chief Financial Officer





                               Page 6 of 6 Pages

                                   SCHEDULE  I
                                   (TO ITEM 2)

           EXECUTIVE OFFICERS AND DIRECTORS OF ENERGY VENTURES, INC.

         The name, residence or business address, present principal occupation or employment, and citizenship of each executive officer and director of Energy Ventures, Inc. ("EVI") is set forth below.


    NAME AND POSITION                        RESIDENCE OR BUSINESS
   WITH RESPECT TO EVI                              ADDRESS                            CITIZENSHIP

 *Bernard J. Duroc-Danner                  5 Post Oak Park, Suite 1760                 United States
 President, Chief Executive                Houston, Texas  77027
 Officer and Director

 *Ghazi J. Hashem                          5 Post Oak Park, Suite 1760                 United States
 Senior Vice President,                    Houston, Texas  77027
 Technical Operations

 *James G. Kiley                           5 Post Oak Park, Suite 1760                 United States
 Vice President and Chief                  Houston, Texas  77027
 Financial Officer

 *Frances R. Powell                        5 Post Oak Park, Suite 1760                 United States
 Vice President-Accounting                 Houston, Texas  77027
 and Controller

 David J. Butters                          3 World Financial Center                    United States
 Director and Chairman of the              200 Vesey Street, 11th Floor
 Board                                     New York, New York 10285

 Uriel E. Dutton                           1301 McKinney, Suite 5100                   United States
 Director                                  Houston, Texas  77010

 Eliot M. Fried                            3 World Financial Center                    United States
 Director                                  200 Vesey Street, 17th Floor
                                           New York, New York 10285

 Sheldon S. Gordon                         1330 Avenue of the Americas                 United States
 Director                                  5th Floor
                                           New York, New York 10019

 Sheldon B. Lubar                          777 E. Wisconsin Ave., #3380                United States
 Director                                  Milwaukee, Wisconsin 53202

 Robert B. Millard                         3 World Financial Center                    United States
 Director                                  200 Vesey Street, 11th Floor
                                           New York, New York 10285

 Robert A. Rayne                           33 Robert Adam Street                       United Kingdom
 Director                                  London W1M 5AH England

*The principal occupation of the named person is the position set forth above.

Mr. Butters is a Managing Director of Lehman Brothers ("Lehman Brothers"), an investment banking firm and division of Lehman Brothers Inc., which is a subsidiary of Lehman Brothers Holdings, Inc., at the address set forth above.

Mr. Dutton is a partner in Fulbright & Jaworski L.L.P., a law firm, at the address set forth above.

Mr. Fried is a Managing Director of Lehman Brothers at the address set forth above.

Mr. Gordon is Chairman of Union Bancaire Privee International, Inc., a merchant bank, at the address set forth above.

Mr. Lubar is Chairman and Chief Executive Officer of Christiana Companies, Inc., a diversified holding company with interests in refrigerated and non-refrigerated warehousing and logistic services, at the address set forth above.

Mr. Millard is a Managing Director of Lehman Brothers at the address set forth above.

Mr. Rayne is an Investment Director of London Merchant Securities plc (property investment and development with major investments in leisure enterprises), a United Kingdom listed public limited company, at the address set forth above.

                              INDEX TO EXHIBITS



         7.1 Stock Purchase Agreement dated September 14, 1996, by and among Parker Drilling Company and Energy Ventures, Inc.
         7.2 Form of Registration Rights Agreement between Parker Drilling Company and Energy Ventures, Inc.